UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Master Fund

(Name of Issuer)

Blackstone Alternative Alpha Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 28th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

May 7, 2019

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$95,171,651(a)	$0.00(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per share as of March 31, 2019.
(b)

Blackstone Alternative Alpha Master Fund (the “Issuer”) is a master fund in a master-feeder structure, whereby Blackstone Alternative Alpha Fund and Blackstone Alternative Alpha Fund II (the “Feeder Funds”) invest substantially all of their assets in the Issuer. All shares of beneficial interest offered for repurchase from the Feeder Funds by the Issuer correspond to repurchases of shares of beneficial interest from the Feeder Funds’ shareholders by the Feeder Funds, as applicable. The Feeder Funds pay tender offer registration fees for their corresponding tender offers, which are also subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares offered for repurchase in corresponding tender offers. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is Blackstone Alternative Alpha Master Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Massachusetts business trust. The principal executive office of the Fund is located at 345 Park Avenue, 28th Floor, New York, New York 10154 and the telephone number is (212) 583-5000.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest (“Shares”) or portions thereof. As of the close of business on March 31, 2019, there were approximately 554,182 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 83,127 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 15% of the Fund’s Shares outstanding as of March 31, 2019.

(c)

Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust, as amended (the “Declaration of Trust”).

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Blackstone Alternative Asset Management L.P. (“BAAM”) serves as the investment manager for the Fund. BAAM is located at 345 Park Avenue, 28th Floor, New York, New York 10154 and its telephone number is (212) 583-5000. The members of the Fund’s Board of Trustees (the “Board”) are John Brown, Frank Coates, Kristen Leopold, Paul Lawler, Peter Gilbert, and Peter Koffler (each, a “Trustee”). The principal executive officer and principal financial and accounting officer of the Fund are Brian Gavin and Arthur Liao, respectively. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. Blackstone Alternative Alpha Fund (“Feeder Fund I”), Blackstone Alternative Alpha Fund II (“Feeder Fund II”) (together, the “Feeder Funds,” and each a “Feeder Fund”) and the Funds are organized in what is commonly referred to as a “master-feeder” structure. Each Feeder Fund’s principal executive office is located at the same address as that of the Fund, as set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 83,127 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 6, 2019 and not withdrawn as described in Item 4(a)(1)(vi).

	(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of the close of business on June 30, 2019 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by State Street Bank and Trust Company, the Fund’s administrator. Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on June 6, 2019, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price”, of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)		Not applicable.

(b)		Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees or affiliates of the Fund intend to tender Shares in the Offer, except as otherwise noted in Item 8(a).

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. BAAM expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. Pursuant to an arrangement between the Fund, Feeder Fund I and Feeder Fund II, whenever a Feeder Fund as an investor in the Fund is requested to vote on matters pertaining to the Fund, such Feeder Fund will either seek voting instructions from the Feeder Fund’s shareholders and will vote the Feeder Fund’s interest in the Fund in accordance with such instructions, or vote the Feeder Fund’s shares of the Fund in the same proportions as the votes of all other holders of shares of the Fund. Except for the forgoing arrangement, the Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). The Declaration of Trust provides that the Board will call a meeting of Shareholders for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period beginning after January 1, 2013, offer to repurchase Shares tendered in accordance with the procedures determined by the Board from time to time.

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b),(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of March 31, 2019, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Feeder Fund I	496,063	89.51%
Feeder Fund II	58,119	10.49%
BAAM	0	0%
John Brown	0	0%
Frank Coates	0	0%
Kristen Leopold	0	0%
Paul Lawler	0	0%
Peter Gilbert	0	0%
Peter Koffler	0	0%

The Fund has been informed that each Feeder Fund will tender a portion of its Shares pursuant to the Offer in connection with such Feeder Fund’s offer dated March 20, 2019, to its shareholders to repurchase shares of the Feeder Funds. Except for the foregoing, none of the persons listed above intends to tender any of its Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Shares effected during the past sixty (60) days by the Fund, BAAM, or any Trustee or officer of the Fund, or any person controlling the Fund or BAAM, or by the Feeder Funds or any trustee or officer of the Feeder Funds.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The unaudited semi-annual financial statements of the Fund dated September 30, 2018 and the schedule of investments of the Fund dated September 30, 2018, both filed with the SEC on EDGAR on Form N-CSR on November 21, 2018, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Promissory Note.

(vi) Form of Notice of Withdrawal of Tender

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial and Accounting Officer

Dated: May 7, 2019

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.